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08026603

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Section

FEB 27 2008

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

372 Washington Street
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark O'Keefe 617-536-0333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – if individual, state last, first, middle name)

1 Highwood Drive, Tewksbury, MA 01876
(Address) (City) (State)

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD
3/5/08

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital Limited Partnership, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital Limited Partnership
As General Partner

Title

Carol K. Stone

Notary Public

CAROL K. STONE
Notary Public
Commonwealth of Massachusetts
My Commission Expires 3/14/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
372 Washington Street
Wellesley, MA 02481

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership as of December 31, 2007 and 2006, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 20, 2008

December 31		2007		2006
Assets				
Current Assets:				
Cash and Equivalents	$	197,367	$	60,302
Commissions Receivable		10,545		19,361
Prepaid Expenses and Other Current Assets		10,103		12,245
Total Current Assets		218,015		91,908
Clearing Broker Deposit		150,000		150,000
Total Assets	$	368,015	$	241,908
Liabilities and Partners' Capital				
Liabilities:				
Accounts Payable and Accrued Expenses	$	15,146	$	15,050
Due to Affiliated Entity		41,866		9,276
Total Liabilities		57,012		24,326
Partners' Capital		311,003		217,582
Total Liabilities and Partners' Capital	$	368,015	$	241,908

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2007	2006
Revenues:		
Commissions	$ 513,373	$ 686,005
Interest	318,390	326,605
FINRA Rebate	35,000	-
Total Revenues	866,763	1,012,610
Expenses:		
Commissions and Clearing	202,344	345,776
Management Fees	120,000	120,000
Professional Fees	27,415	17,996
Net Loss on Investments	11,327	9,852
Equity-Based Compensation	18,586	18,954
Broker Dealer and Agent Fees	13,253	17,261
Insurance - Bonding	12,669	13,249
Quote Service	4,800	4,800
Interest Expense	3,881	3,044
Miscellaneous	3,123	3,480
Computer Expense	2,100	2,100
Training	1,200	1,200
Total Expenses	420,698	557,712
Net Income	$ 446,065	$ 454,898

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2007	2006
Partners' Capital, Beginning	$ 217,582	$ 363,289
Net Income	446,065	454,898
Distributions to Partners	(358,662)	(603,645)
Equity-Based Compensation	6,018	3,040
Partners' Capital, Ending	$ 311,003	$ 217,582

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2007	2006
Cash Flows from Operating Activities:		
Net Income	$ 446,065	$ 454,898
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Equity-Based Compensation	18,586	18,954
Decrease (Increase) in Commissions Receivable	8,816	(3,343)
Decrease in Prepaid Expenses and Other Current Assets	2,142	12,332
Increase (Decrease) in Accounts Payable and Accrued Expenses	96	(73,995)
Increase (Decrease) in Due to Affiliated Entity	32,590	(76,920)
Net Cash Provided by Operating Activities	508,295	331,926
Net Cash Used in Financing Activities:		
Distributions to Partners	(371,230)	(619,559)
Net Increase (Decrease) in Cash and Equivalents	137,065	(287,633)
Cash and Equivalents, Beginning	60,302	347,935
Cash and Equivalents, Ending	$ 197,367	$ 60,302

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Years for Interest	$ 3,881	$ 3,044

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the Partnership) was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in federally insured interest-bearing accounts. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments: Investments in marketable securities are valued at market value based on quoted market prices for such securities. Non-marketable securities are also valued at market value as determined based on management's estimates. Gains and losses arising from all securities transactions are recoded on a trade date basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Partnership may differ from those estimates.

Reclassification: Certain amounts in the 2007 financial statements have been reclassified to conform to the 2006 financial statement presentation.

2. Clearing Broker Deposit:

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the Partnership maintain a deposit in the amount of $150,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2007.

3. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2007 and 2006, the Partnership's net capital amounted to $295,451 and $193,892, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to 0.19 to 1 and 0.13 to 1, as of December 31, 2007 and 2006, respectively.

4. Equity-Based Compensation:

On April 1, 2005, the Partnership admitted one new limited partner through the issuance of a profits interest to such partner. The new limited partner's interests are subject to certain vesting arrangements. Equity compensation expense recorded in connection with this profits interest amounted to $18,586 and $18,954 for the years ended December 31, 2007 and 2006, respectively.

5. Related Party Transactions:

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership with the affiliated entity for these services amounted to $120,000 during each of the years ended December 31, 2007 and 2006.

Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $27,502 and $30,290, during the years ended December 31, 2007 and 2006, respectively.

Due to affiliated entity represents amounts due to the affiliated entity for management fees, training, computer, and research expenses. As of December 31, 2007 and 2006, such amounts due to the affiliated entity amounted to $41,866 and $9,276, respectively.

For the Year Ended December 31		2007
Aggregate Indebtedness	$	57,012
Partners' Capital	$	311,003
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(10,103)
Unallowable Commissions Receivable		(449)
Portion of Insurance Deductible above $5,000 Limit		(5,000)
Net Capital		295,451
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	290,451
Ratio of Aggregate Indebtedness to Net Capital		0.19 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2007):

Net Capital, as Reported in Partnership's Part II (unaudited) FOCUS Report	$	310,451
Net Adjustments to Accounts Payable and Accrued Expenses		(15,000)
Net Capital Per Above	$	295,451

M F A
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
372 Washington Street
Wellesley, MA 02481

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Newbury Street Capital Limited Partnership as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13 and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

M | F | A

To the Partners
Newbury Street Capital Limited Partnership
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 20, 2008

END